SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2014

Commission File Number 0-28800
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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated July 21, 2014, entitled "CHIEF FINANCIAL OFFICER ("CFO") RESIGNS, INTERIM CFO APPOINTED".

99.2 Release dated July 21, 2014, ENTITLED "PRODUCTION UPDATE: APPROXIMATE 13% RISE IN GOLD PRODUCTION."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 21, 2014   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

CHIEF FINANCIAL OFFICER ("CFO") RESIGNS, INTERIM CFO APPOINTED

DRDGOLD shareholders are advised that CFO Francois van der Westhuizen (34) has, by agreement, relinquished his position with the company and resigned from the board with effect from Friday, 18 July 2014.

Anthon Meyer (61), former CFO of Mintails Limited, has agreed to a two-month, interim appointment as CFO of DRDGOLD and shall be appointed to the company's board of directors subject to the finalisation of various regulatory and administrative processes.

Roodepoort
21 July 2014

Sponsor
One Capital

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(**"DRDGOLD"** or the **"company"**)

PRODUCTION UPDATE: APPROXIMATE 13% RISE IN GOLD PRODUCTION

DRDGOLD shareholders are advised that the company estimates an increase of approximately 13% in gold production for the quarter ended 30 June 2014, compared to the quarter ended 31 March 2014.

Cash operating costs are expected to be down by approximately 6%, while cash and cash equivalents have increased from R206 million to approximately R210 million.

Chief Executive Officer Niël Pretorius says: "Following the suspension of the flotation and fine grind ("**FFG**") circuit in April, it was important that we stabilise Ergo's carbon in leach circuit. This circuit is now delivering into call, and we are well positioned to start a three-month test programme of the FFG in September 2014, after Eskom's winter tariffs come to an end."

DRDGOLD's full results for the quarter and year ended 30 June 2014 will be released at or around 08:00 South African time on Tuesday, 2 September 2014 via SENS and the company's website, www.drdgold.com.

Roodepoort
21 July 2014

Sponsor
One Capital